SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32778; File No. 812-14748]

Advanced Series Trust, et al.

August 15, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of
1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under
sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The
requested order would permit certain registered open-end investment companies to acquire shares of
certain registered open-end investment companies, registered closed-end investment companies, and
business development companies, as defined in section 2(a)(48) of the Act ("BDCs") and
registered unit investment trusts (collectively, "Underlying Funds"), that are within and outside the
same group of investment companies as the acquiring investment companies, in excess of the limits
in section 12(d)(1) of the Act. The requested order would supersede a prior order ("Prior Order").[1]

Applicants: Advanced Series Trust, Prudential Investment Portfolios 3, Prudential Investment
Portfolios 5, The Prudential Investment Portfolios, Inc., and The Prudential Series Fund, each a
Delaware statutory trust, a Massachusetts business trust, or a Maryland corporation and registered
under the Act as an open-end management investment company with multiple series (each, a
"Trust"); PGIM Investments LLC, a New York limited liability company (the "Initial Adviser"),
registered as an investment adviser under the Investment Advisers Act of 1940; and Prudential
Annuities Distributors, Inc., a Delaware corporation ("PAD"), and Prudential Investment

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[1]   *In the Matter of Prudential Investment Portfolios 3, et al.*, Investment Company Act Rel. Nos. 30200 (Sept.
11, 2012 (notice) and 30229 (Oct. 9, 2012) (order).

Management Services LLC, a Delaware limited liability company ("PIMS" and together with "PAD," the "Distributors"), each registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on February 23, 2017 and amended on June 15, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 8, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 655 Broad Street, 17th Floor, Newark, NJ 07102-4410.

FOR FURTHER INFORMATION CONTACT: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Kaitlin C. Bottock, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application:

1. Applicants request an order to permit (a) a Fund[2] (each a "Fund of Funds") to acquire shares of Underlying Funds[3] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and (b) the Underlying Funds that are registered open-end investment companies or series thereof, their principal underwriters and any broker or dealer registered under the Exchange Act to sell shares of the Underlying Fund to the Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.[4] Applicants also request an order of exemption under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares from, the Funds of Funds.[5] Applicants state that such transactions will be consistent with the policies of each Fund of

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[2] Applicants request that the order apply to each existing and future series of the Trusts and to each existing and future registered open-end investment company or series thereof that is advised by the Initial Adviser or its successors or by any other investment adviser controlling, controlled by, or under common control with the Initial Adviser or its successors and is part of the same "group of investment companies" as the Trusts (each, a "Fund"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies or BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

[3] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as an exchange-traded fund ("ETF").

[4] Applicants do not request relief for the Funds of Funds to invest in reliance on the order in BDCs and registered closed-end investment companies that are not listed and traded on a national securities exchange.

[5] A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in section 2(a)(3) of the Act, of an ETF, to sell shares to or redeem shares from the ETF. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. A Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund or BDC through secondary market transactions at market prices rather than through principal transactions with the closed-end fund or BDC. Accordingly, applicants are not requesting section 17(a) relief with respect to transactions in shares of closed-end funds (including BDCs).

Funds and each Underlying Fund and with the general purposes of the Act and will be based on the net asset values of the Underlying Funds.

2.   Certain Underlying Funds may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Fund organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a "Cayman Sub"), in order to invest in commodity-related instruments and certain other instruments. Applicants state that these Cayman Subs are created for tax purposes in order to ensure that the Underlying Fund would remain qualified as a regulated investment company for U.S. federal income tax purposes.

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the same "group of investment companies" as the Fund of Funds through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A), (B), and (C) of the Act.

4.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the

Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary